FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 24, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Drilling resumes at Thomas Mountain Uranium project, Utah

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) announces that drilling will be resuming today on the second hole of the 6 hole program planned at the Thomas Mountain uranium prospect in Juab County, Utah.

This drill program will be undertaken to a depth of approximately 1,200 feet to follow up on drilling conducted by Phillips Uranium in the early 80’s that encountered uranium grades of approximately 0.05% U3O8 over a 100 foot thickness at a depth of 900 feet.    The uranium host rock is identical to the host rock found at the nearby, structurally controlled Yellow Chief Mine that previously produced over 500,000 pounds of uranium.  The mineralized zone previously found by Phillips on the Thomas Mountain property is thought to be the source of the original Yellow Chief mineralization.  This prior drilling by Phillips was conducted by Mr. Clancy Wendt, who is now Vice-President of Exploration for MAX.

The first hole of the current program was completed last month before heavy snowfall put the exploration program on hold.  The previous drilling conducted by Phillips now appears to have been concentrated further north of the first drill hole and this will be the preferred direction of exploration for the remaining five holes of the program.

The Thomas Mountain project comprises 195 claims totaling 3,900 acres and is located 150 miles southwest of Salt Lake City and 20 miles west of the town of Delta.  These uranium claims are situated east of the Brushman Wellman Beryllium mine, and have excellent road access.  The claims are controlled 100% by MAX.

The data herein and the contents of this press release have been reviewed by Mr. Clancy J. Wendt, M.S., C.P.G., Reg. Az. and B.C., the Vice-President of Exploration for MAX, who is a qualified person as defined in National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date May 1, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director